CAN-FITE BIOPHARMA LTD.

PROXY FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON JULY 7, 2014

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints Ilan Cohen, Chairman of the Board and Pnina Fishman, Chief Executive Officer and each of them, attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the ordinary shares in Can-Fite BioPharma Ltd.  (the “Company”) which the undersigned is entitled to vote at the 2014 Annual General Meeting of Shareholders (the “Annual Meeting”) to be held at the offices of the Company, 10 Bareket Street, Petach Tikva, Israel, on Monday, July 7, 2014 at 10:00 a.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual General Meeting of Shareholders (the “Notice”) and Proxy Statement relating to the Annual Meeting (“Proxy Statement”).

The undersigned acknowledges receipt of the Notice of the Annual General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting. All terms that are not defined in this Proxy shall have the same meaning of such terms in the Notice and/or the Proxy Statement.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter.  Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHREHOLDERS OF

CAN-FITE BIOPHARMA LTD.

July 7, 2014, 10.00 a.m. (Israel time)

Please date, sign and mail

your proxy card in the

envelope provided as soon

as possible.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS FOR THE MEETING

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To re-elect four (4) directors to the Board of Directors of the Company, each for a term expiring at the Company’s next annual general meeting of shareholders.

	FOR	AGAINST	ABSTAIN
Pnina Fishman	☐	☐	☐
Ilan Cohen	☐	☐	☐
Abraham Sartani	☐	☐	☐
Guy Regev	☐	☐	☐

2.	To re-elect Gil Oren as one of the Company’s external directors for an additional three-year term ending July 9, 2017.

☐	for	☐	against	☐	abstain

Are you a controlling shareholder in the Company, or have a personal interest in the election of Mr. Oren other than a personal interest unrelated to relationships with a controlling shareholder of the Company? Please note: If you do not mark either Yes or No, your shares will not be voted for Proposal No. 2.

☐	Yes	☐	No

3.	To approve the grant of 10,000 unregistered ten-year options to purchase 10,000 ordinary shares, par value NIS 0.25 per share, for an exercise price of NIS 12.00 per option, vesting in 12 equal installments on a quarterly basis over 36 months from the date of grant.

☐	for	☐	against	☐	abstain

4.	To approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent auditors for the fiscal year ending December 31, 2014 and until the Company’s next annual general meeting of shareholders, and to authorize the Company’s Board of Directors (upon recommendation of the Audit Committee) and/or the Audit Committee (subject to ratification of the Board of Directors) to fix such accounting firm’s compensation.

☐	for	☐	against	☐	abstain

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Annual Meeting or any adjournment or postponement thereof.

	Date: ________, 2014		Date_________, 2014
SIGNATURE		SIGNATURE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.